The share exchange described in this press release involves securities of a Japanese company.  The offer is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.  It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

March 28, 2017

To whom it may concern:

Company Name:	Faith, Inc.
Name of Representative:	Hajime Hirasawa
CEO & President, Representative Director
(Code Number: 4295, First Section of the Tokyo Stock Exchange)
Contact:	Jiro Saeki
CFO, Director
TEL:	+81-3-5464-7633

Company Name:	Nippon Columbia Co., Ltd.
Name of Representative:	Shinichi Yoshida
President and Representative Director
(Code Number: 6791, First Section of the Tokyo Stock Exchange)
Contact:	Chikayo Suzuki,
CFO, Director
TEL:	+81-3-6895-9870

Announcement of Conclusion of Share Exchange Agreement
to Make Nippon Columbia Co., Ltd. a Wholly-owned Subsidiary of Faith, Inc. through Share Exchange

Tokyo, March 28, 2017 --- Faith, Inc. (“Faith”) and Nippon Columbia Co., Ltd. (“Nippon Columbia”) jointly announce that they resolved at their respective boards of directors meetings held today to conduct a share exchange (the “Share Exchange”) in order to make Nippon Columbia a wholly-owned subsidiary of Faith and have executed a share exchange agreement between the companies (the “Share Exchange Agreement”), as follows:

The Share Exchange is scheduled to be implemented subject to the Share Exchange Agreement having been approved by the resolutions of the annual shareholders meetings of Faith and of Nippon Columbia, which will be held on June 29, 2017 and June 23, 2017, respectively.

Prior to the effective date of the Share Exchange (August 1, 2017 (scheduled)), the common stock of Nippon Columbia (the “Nippon Columbia Stock”) is scheduled to be delisted from the First Section of Tokyo Stock Exchange, Inc. (the “TSE”) as of July 27, 2017 (the final trading date of the shares is scheduled to be July 26, 2017).

1.	Purpose of Making Nippon Columbia a Wholly-owned Subsidiary of Faith through the Share Exchange

Established in 1992, Faith launched the first commercial distribution of music data, MIDI (Musical Instrument Digital Interface), in Japan and has offered ringtone distribution services on a cell phone music format for many cell phone manufacturers.  In fact, the company established the world’s first ringtone business model and has developed a framework to distribute audio-based contents to all types of devices since its establishment.

Nippon Columbia started its business on October 1, 1910 as a manufacturer and distributor of phonographs.  Nippon Columbia is Japan’s first record company and has shaped the history of Japanese music industry through the release of Japan’s first domestically pressed records and long playing (LP) records, the release of the world’s first CDs, and the first company within the music industry to operate full-length ringtone sites simultaneously for the nation’s three major mobile phone carriers.  The Nippon Columbia group produces and releases titles in a wide range of genres, from enka and kayokyoku, where it has impressive market shares, to J-POP, animation, educational, traditional, jazz and classics.  Backed by a portfolio of more than 160,000 music pieces, its brand is well known all over Japan.  Licensing fee revenues from tens of thousands of music works, managed by its music publishing subsidiary, and from master licenses held by Nippon Columbia provide a solid revenue base for the group.  Furthermore, Nippon Columbia operates in the area of game development, making secondary use of the existing contents and maintaining a direct sales business which offers customized products to businesses such as mail-order firms.  Nippon Columbia is committed to creating hit titles with existing and emerging artists, and deepening its collaboration with the publishing, animation and education industries, with the particular focus on expanding its lineup of animation and educational offerings.  The Nippon Columbia group is also engaged in scouting talent, the development and management of its artists, and has expanded its operations into fields other than music CDs, such as goods, live shows and concert businesses.

Since the establishment of a strategic partnership in January 2010, Faith and Nippon Columbia have deepened their relationship particularly through the transaction in March 2014 whereby Nippon Columbia became a consolidated subsidiary of Faith.  Currently, the Faith Group, including Nippon Columbia, is engaged in the following three core businesses: (i) the “Content Business,” including the planning and development of a content distribution service business, the development and licensing of content format technologies, and promoting the “Multi-Content and Multi-Platform” strategy which meets a variety of users’ needs in line with the fast changing market environment as exemplified by the diversification of multifunctional terminals and more specialized contents, (ii) the “Point Service Business,” which provides point services mainly to retail distribution and other businesses, and (iii) the “Columbia Business” conducted by Nippon Columbia.

Through the above-mentioned three business segments, the Faith Group is working for the early realization of the “creation of new systems for content distribution” and the “New 360 Degree Strategy” in order to increase its growth and promote its development in the future, as described below.

(1)	Creation of new systems for content distribution

In Japan the number of individual cell phone and smartphone subscriptions reached 160,700,000 in December 2016.  In particular, the number of smartphones shipped in 2016 reached 29,420,000 units, showing an increase for the second consecutive year and recording the second largest shipment behind that in 2012 (30,420,000 units).  The diversification of the means of information distribution, including through cell phones and smartphones, has resulted in new services through which people can enjoy networking by using and sharing a large amount of information and collect, structure and distribute information, for example through communication platforms, social games and SNS.  It is essential to create various services and a new content distribution systems to meet the emerging user needs in content services as well.  The Faith Group aims to create a next-generation content distribution platform to meet the users’ needs for “contents enjoyable whenever and wherever they choose.”

(2)	New 360 Degree Strategy

Japan is said to be the world’s second biggest music market.  However, its music software production and paid music distribution sales totaled JPY 301.5 billion in 2015, which is a 50% decrease from the peak period in 1998 when sales totaled JPY 607.5 billion, in spite of a year-on-year increase from last year of 1%.  The distribution sales experienced a rapid growth but then started to fall year on year after 2009.  However, in 2015 the sales increased again driven by the growth of subscription services (the subscription services increased by 158% compared to 2014), illustrating the drastic changes in the market structure.  In contrast, the live music market reached a record level of JPY 318.6 billion, in 2015.  The musician-related businesses (particularly the karaoke business and wire-broadcasting business in Japan) is gaining importance as a source of revenue from associated performance fees and merchandising fees.  By foreseeing the shift to such a business model at an early stage, the Faith Group has, in line with its “New 360 Degree Strategy,” focused on establishing a business model in which each of its member companies plans and develops various functions to link artists and fans/users to each other, and to offer new systems for such purposes.
Through making Nippon Columbia a consolidated subsidiary of the Faith Group the group has sought to further improve Faith’s and Nippon Columbia’s corporate values through mutual sharing and utilization of their assets, management resources, know-how and other properties that are essential to their respective businesses.  This is particularly important in the challenging environment that the music industry is facing, as discussed above.  More specifically, Faith and Nippon Columbia have cooperated to pursue (i) the establishment of a new method/model for the fostering and development of artists, (ii) utilization of new production methods, (iii) promotional marketing via new media and mutual complementation, (iv) expansion of the management business and other peripheral businesses, (v) linkage of new commercial materials and sales organizations, and (vi) international development in Asia and other countries.  In addition, the two companies have achieved progress in increasing their respective corporate values through a group-wide commitment to improve productivity and management efficiency, including the integration of branch offices and back-office operations as well as the adoption of a business unit system, which enables flexible staffing based on the progress of the businesses and seasonality without being bound by an organizational framework.

Meanwhile, the music market has entered into a period of once-in-a-century major changes.  A combination of various elements across the market has started to generate new values, and even after Nippon Columbia became a consolidated subsidiary of Faith, the business environment surrounding the Faith Group has continued moving into a new sphere in which it takes more than just understanding the music market trends at an accelerated pace.  Amid the growing need for providing services to cater to diversifying enjoyment of music, the group is facing various challenges including diversified interest in music and the complex issues of income distribution to artists.
Record companies need to adopt new business approaches to expand their operations ahead of an ever-changing market environment if they are to continue to take a leading role in the Japanese music industry and increase their revenues.  The Faith Group believes that its future competitiveness depends on whether it can successfully shift to a new business model that goes beyond the sale of software packages through the use of these new business approaches.

Given the situation described above, Faith and Nippon Columbia started discussions from around early December 2016 about, among other things, deepening their capital relationship, with the aim of maintaining and further enhancing their corporate values.  Based on these discussions, Faith concluded that, in a business environment changing at a pace faster than expected, to proactively make necessary investments without missing opportunities, for centralizing their capital and integrating their businesses, efficiently capitalizing on their technologies and human resources, and introducing new business approaches to both the user base and content creators, including artists, lead to the creation of new services and new markets more than ever and will eventually contribute to further enhancement of the corporate values of Faith and Nippon Columbia.  Thus, around early February 2017, Faith made a proposal to Nippon Columbia on the Share Exchange.

Nippon Columbia concluded that due to the expected drastic changes in the business environment, it is vital to promote the above-mentioned measures at a faster pace in order to maintain and improve its corporate value, in spite of a certain achieved progress in improving its corporate value since the establishment of a strategic partnership and its conversion into a consolidated subsidiary of Faith, and proceeded with discussions with Faith, including those on deepening of their capital relationship.  In consequence, Nippon Columbia has determined that in order to realize (I) the maximization of the group’s artist business and (II) activation of multiple utilization of intellectual property (IP) rights and building of a broader portfolio of IP rights, it is essential, in addition to the measures described in items (i) through (vi) above, to fortify the capital ties between Faith and Nippon Columbia.  This would help to achieve the flexibility of the organizational management and enable the integration of Faith’s and Nippon Columbia’s business strategies and faster decision-making, as well as efficient use of their know-how, human resources and other resources.

With this understanding, Faith and Nippon Columbia have come to share, through repeated dialogues, their understanding of the music market, its future prospects and the companies’ positioning. They have also had a series of discussions on what the two companies should be in the future.  At the same time, Nippon Columbia has independently considered the merits and risks of delisting and its possible impact on stakeholders, among other aspects of the proposed transaction.

As a result, Faith and Nippon Columbia reached a shared view that the transaction whereby Nippon Columbia becomes a wholly-owned subsidiary of Faith would further enhance the Faith Group’s creative powers to respond to the above-mentioned period of changes in the music industry, and would be highly beneficial and contribute to an increase in the corporate value not only of Nippon Columbia but also of the entire Faith Group.  Faith and Nippon Columbia further agreed that, in order to allow the shareholders of Nippon Columbia to benefit from improvement of corporate values brought about by the above-mentioned transaction, the best option would be to have minority shareholders of Nippon Columbia remain as shareholders of the Faith Group even after the Share Exchange by way of a share exchange pursuant to which Faith will be the wholly-owning parent company in the share exchange and Nippon Columbia will be the wholly-owned subsidiary in the share exchange.  Therefore, the two agreed to conduct the Share Exchange.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date of resolution of the board of directors for the execution of the Share Exchange Agreement (Faith and Nippon Columbia, respectively)	March 28, 2017 (Tuesday)
Date of execution of the Share Exchange Agreement (Faith and Nippon Columbia, respectively)	March 28, 2017 (Tuesday)
Date of annual shareholders meeting to approve the Share Exchange Agreement (Nippon Columbia)	June 23, 2017 (Friday) (scheduled)
Date of annual shareholders meeting to approve the Share Exchange Agreement (Faith )	June 29, 2017 (Thursday) (scheduled)
Final trading date (Nippon Columbia)	July 26, 2017 (Wednesday) (scheduled)
Delisting date (Nippon Columbia)	July 27, 2017 (Thursday) (scheduled)
Scheduled date of the Share Exchange (effective date)	August 1, 2017 (Tuesday) (scheduled)
(Note 1)	The scheduled date of the Share Exchange (effective date) may be subject to change by agreement between Faith and Nippon Columbia.

(2)	Method of the Share Exchange

Under the Share Exchange, Faith will be the wholly-owning parent company in the share exchange and Nippon Columbia will be the wholly-owned subsidiary in the share exchange.  The Share Exchange will be implemented subject to the Share Exchange Agreement having been approved by resolution of the annual shareholders meetings of Faith and Nippon Columbia to be held on June 29, 2017 and June 23, 2017, respectively.

(3)	Allotment in the Share Exchange

	Faith (wholly-owning parent company in the share exchange)	Nippon Columbia (wholly-owned subsidiary in the share exchange)
Allotment ratio in the Share Exchange	1	0.59
Number of shares to be delivered under the Share Exchange	3,900,834 shares of the common stock of Faith (scheduled)
(Note 1)	Allotment ratio in the Share Exchange (the “Share Exchange Ratio”)
For each share of the Nippon Columbia Stock, 0.59 shares of the common stock of Faith (the “Faith Stock”) will be allotted and delivered; provided however, that no allotment of shares will be made under the Share Exchange for the Nippon Columbia Stock held by Faith (6,875,916 shares as of the date of this release).  The Share Exchange Ratio may be subject to change following consultation between Faith and Nippon Columbia upon the occurrence of any material change to any of the conditions used as the basis of calculation, pursuant to the Share Exchange Agreement.

(Note 2)	Number of shares to be delivered under the Share Exchange
Upon the Share Exchange, Faith will deliver to each shareholder of Nippon Columbia (excluding Faith) as of the time immediately before the acquisition by Faith of all of the Nippon Columbia Stock (excluding the shares held by Faith) through the Share Exchange (the “Record Time”), in exchange for the Nippon Columbia Stock held by the relevant shareholder, such number of shares of the Faith Stock as is equal to the number obtained by multiplying the total number of the relevant holder’s shares of the Nippon Columbia Stock by 0.59.
By resolution of Nippon Columbia’s board of directors meeting to be held by the day preceding the effective date of the Share Exchange, Nippon Columbia will cancel all of the treasury shares being held and those to be held by Nippon Columbia by the time immediately before the Record Time (including the treasury shares acquired through the purchase of shares made in response to dissenting shareholders’ share purchase request regarding the Share Exchange under Article 785, Paragraph 1 of the Companies Act) at the time immediately before the Record Time.
The shares to be delivered by Faith are scheduled to be sourced from newly issued common stocks and treasury shares held by Faith.  The number of shares to be delivered by Faith may be subject to change in the future owing to acquisition or cancellation of treasury shares by Nippon Columbia or for other reasons.

(Note 3)	Treatment of shares constituting less than one unit
The shareholders of Nippon Columbia who will hold shares constituting less than one unit of the Faith Stock (less than 100 shares) upon the Share Exchange will be entitled to use either of the following systems concerning the Faith Stock pursuant to the articles of incorporation and share handling rules of Faith.  Shares less than one unit cannot be sold on any financial instruments exchange market.
(i)
System of additional purchase for shares constituting less than one unit (additional purchase to own 100 shares)
A system whereby a holder of shares constituting less than one unit of the Faith Stock may purchase from Faith such number of shares which, together with the number of shares less than one unit held by the holder, will constitute one unit.

(ii)
System of purchase by Faith for shares constituting less than one unit (sale of shares constituting less than one unit)
A system whereby a holder of shares constituting less than one unit of the Faith Stock may request Faith to purchase the shares less than one unit held by the holder.

(Note 4)	Treatment of fractions less than one share
If the number of shares allotted to a shareholder of Nippon Columbia upon the Share Exchange includes a fraction less than one share of the Faith Stock, Faith will pay cash to each such shareholder in an amount proportional to the value of such fractions less than one share pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights under the Share Exchange

All of the outstanding stock acquisition rights issued by Nippon Columbia, which will become a wholly-owned subsidiary of Faith through the Share Exchange, are to be cancelled by the day immediately preceding the effective date of the Share Exchange, if the Share Exchange Agreement is approved by the resolution of the annual shareholders meeting of Nippon Columbia to be held on June 23, 2017.  Nippon Columbia has not issued any bonds with stock acquisition rights.

(5)	Handling of dividends of surplus

Faith and Nippon Columbia agreed that Faith may pay dividends of surplus up to JPY 5 per share of the Faith Stock to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of March 31, 2017 and, apart from this dividend, that neither party shall, on or after today, resolve to pay any dividends of surplus with a record date on or prior to the effective date of the Share Exchange, or to acquire its own shares with an acquisition date on or prior to the effective date of the Share Exchange (unless either party is required to acquire its own shares upon the exercise by shareholders of their rights under the applicable laws or ordinances).

(6)	Change in Directors of Faith

Faith is to submit to the annual shareholders meeting of Faith to be held on June 29, 2017 a proposal to appoint Mr. Shinichi Yoshida, a consultant for the Faith Group and President and Representative Director of Nippon Columbia, as a director of Faith with the aim of efficiently accelerating the synergy effects of the management integration between Faith and Nippon Columbia after the Share Exchange.  Under the proposal, the appointment of Mr. Shinichi Yoshida as a director of Faith would take effect on the effective date of the Share Exchange (August 1, 2017 (scheduled)) subject to the condition precedent that the Share Exchange becomes effective.

3.	Basis of the Calculation for Allotment related to the Share Exchange

(1)	Basis and reason for the calculation of the allotment concerning the Share Exchange

For the purpose of ensuring fairness and appropriateness in the determination of the Share Exchange Ratio that applies to the Share Exchange as described in 2(3) “Allotment in the Share Exchange” above, Faith and Nippon Columbia have decided to respectively and separately request a third-party valuation institution, independent of both companies, to calculate the share exchange ratio for the Share Exchange.  Faith and Nippon Columbia appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and PLUTUS CONSULTING Co., Ltd. (“PLUTUS”) as their respective third-party valuation institutions.

Faith has come to the conclusion that the Share Exchange Ratio is appropriate and will benefit the shareholders of Faith after careful discussions and review based on the valuation report about the share exchange ratio received from Nomura Securities, a third-party valuation institution, and advice from Anderson Mori & Tomotsune, a legal adviser, as described in (4) “Measures to ensure fairness” below, among other factors.  Thus, Faith has determined that it is appropriate to conduct the Share Exchange at the Share Exchange Ratio.

Nippon Columbia has come to the conclusion that the Share Exchange Ratio is appropriate and will benefit the shareholders of Nippon Columbia after careful discussions and review based on the valuation report about the share exchange ratio received from PLUTUS, a third-party valuation institution, and advice from Iwata Godo, a legal adviser, as described in (4) “Measures to ensure fairness” below. Further, Nippon Columbia also considered the report received from the Third-party Committee (as defined below), none of the members of which has conflicting interest with Faith as the controlling shareholder, as described in (5) “Measures to avoid conflicts of interest” below, among other factors.  Thus, Nippon Columbia has determined that it is appropriate to conduct the Share Exchange at the Share Exchange Ratio.

In addition, Faith and Nippon Columbia carefully considered the results of the due diligence review of the other party, and the two parties repeatedly carried out mutual negotiations and consultations with comprehensive consideration given to their respective financial conditions, asset status, future prospects and other factors.

As a result, Faith and Nippon Columbia have come to the conclusion that the Share Exchange Ratio is appropriate and benefits their respective shareholders.  Therefore, Faith and Nippon Columbia have entered into the Share Exchange Agreement following the resolutions of their respective board meetings held on the date of this release.

Pursuant to the Share Exchange Agreement, upon the occurrence of any material change to any of the conditions used as the basis of calculation, the Share Exchange Ratio may be subject to change by consultation between the parties.

(2)	Matters concerning calculation

(i)	Names of the valuation institutions and their relationships with the listed companies

Nomura Securities, the third-party valuation institution appointed by Faith, and PLUTUS, the third-party valuation institution appointed by Nippon Columbia, are independent of both Faith and Nippon Columbia and are not related parties of either Faith or Nippon Columbia.  Neither of them has any material interest to be noted in connection with the Share Exchange.

(ii)	Outline of calculation

In the valuation of Faith, as the Faith Stock is listed on a financial instruments exchange and its market price exists, Nomura Securities adopted the average market price analysis for calculation (with March 24, 2017 being the calculation base date, the analysis was made based on the respective average closing prices of the Faith Stock on the First Section of the TSE for the most recent six-month period from September 26, 2016 to the calculation base date; the most recent three-month period from December 26, 2016 to the calculation base date; the most recent one-month period from February 27, 2017 to the calculation base date, the most recent five business days from March 17, 2017 to the calculation base date; and the closing price on the base date).  In addition, the discounted cash flow analysis (the “DCF Analysis”) was adopted by Nomura Securities for calculations to take into account the state of future business operation in the valuation.

In the valuation of Nippon Columbia, as the Nippon Columbia Stock is listed on a financial instruments exchange and its market prices exists, Nomura Securities adopted the average market price analysis for calculation (with March 24, 2017 being the calculation base date, the analysis was made based on the respective average closing prices of the Nippon Columbia Stock on the First Section of the TSE for the most recent six-month period from September 26, 2016 to the calculation base date; the most recent three-month period from December 26, 2016 to the calculation base date; the most recent one-month period from February 27, 2017 to the calculation base date, the most recent five business days from March 17, 2017 to the calculation base date; and the closing price on the base date).  In addition, the DCF Analysis was adopted by Nomura Securities for calculations to take into account the state of future business operation in the valuation.

The following shows the range of share value per share of the Faith Stock derived from each of the valuation methods adopted:

Method adopted	Calculation results of share exchange ratio
Average market price analysis	0.50 - 0.52
DCF Analysis	0.48 - 0.63

In calculating the share exchange ratio above, Nomura Securities used the information provided by both companies, public information and other materials, without any independent verification for accuracy and completeness on the assumption that they are accurate and complete.  Nomura Securities has not performed any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, including the analysis or valuation of each of such assets or liabilities, nor has it separately requested any third-party institution to make such an appraisal or assessment.  The calculation of the share exchange ratio by Nomura Securities reflects the information available to it and economic conditions up to March 24, 2017.  Nomura Securities assumed that the financial projections of Faith and Nippon Columbia had been reasonably considered or prepared based on the best projection and judgment then available to the management of both companies.

The financial projections by Faith and Nippon Columbia that Nomura Securities used as a basis for applying the DCF Analysis include those for certain fiscal years in which significant increases or decreases in profits are expected.  Specifically, in the fiscal year ending March 2018, a substantial decrease of approximately 49.6% in Faith’s operating income and a substantial decrease of approximately 60.5% in Nippon Columbia’s operating income are expected as compared to the preceding fiscal year.  The reason for such decreases is mainly that Nippon Columbia’s sales of major animation-related video titles and new game software titles for the fiscal year ending March 2017 are likely to far surpass its forecast.  In addition, in the fiscal year ending March 2019, Faith expects to achieve a significant year-on-year increase of approximately 44.3% in operating income primarily due to the anticipated expansion of the user base of its platform and other services for artists in the content business.  Furthermore, in the fiscal year ending March 2022, Nippon Columbia expects to achieve a considerable increase of approximately 34.7% in operating income compared with the preceding fiscal year due mainly to the expansion of its artist management-related business and other businesses.

In contrast, PLUTUS has adopted the following calculation methods: (I) the market price analysis because the Faith Stock and the Nippon Columbia Stock are listed on the First Section of the TSE and their market prices exist, (II) the comparable company analysis because there are several listed companies comparable to Faith and Nippon Columbia and an analogical inference of the share value is possible, and (III) the DCF Analysis to take into account the state of the companies’ future business operations.

In performing the market price analysis, PLUTUS set March 27, 2017 as the calculation base date for both companies, and used the simple average of the closing prices on the First Section of the TSE for each of the most recent one-month, three-month and six-month periods each ending on the calculation base date, and the period from November 8, 2016 (i.e. the business day immediately following November 7, 2016, which is the date of publication by Nippon Columbia of “Notice Concerning Revision of Forecast of Financial Results”) through the calculation base date.

In performing the comparable company analysis, PLUTUS selected MTI Ltd. and Oricon Inc. as comparable listed companies considered to have similar characteristics with Faith, and Avex Group Holdings Inc. and Amuse Inc. as those considered to have similar characteristics with Nippon Columbia.  Then PLUTUS made the valuation using EV/EBIT and EV/EBITDA multiples.

In performing the DCF Analysis with respect to Faith, PLUTUS calculated the present value of the future cash flow based on Faith’s financial projections for the period from the fiscal year ending March 2017 to the fiscal year ending March 2022 and the terminal value in and after the fiscal year ending March 2023  at a discount rate between 5.219% and 5.923%.  In calculating the terminal value, PLUTUS used the perpetual growth rate method and the multiple method, and applied a perpetual growth rate of 0% and an EBITDA multiple of 5.24 times, respectively.

In relation to Nippon Columbia, PLUTUS calculated the present value of the future cash flow based on Nippon Columbia’s financial projections for the period from the fiscal year ending March 2017 to the fiscal year ending March 2022 and the terminal value in and after the fiscal year ending March 2023 at a discount rate between 5.634% and 6.358%.  In calculating the terminal value, PLUTUS used the perpetual growth rate method and the multiple method, and applied a perpetual growth rate of 0% and an EBITDA multiple of 4.51 times, respectively.

The financial projections by Faith and Nippon Columbia that PLUTUS used as a basis for applying the DCF Analysis include those for certain fiscal years in which significant increases or decreases in profits are expected.  Specifically, in the fiscal year ending March 2018, a substantial decrease of approximately 49.6% in Faith’s operating income and a substantial decrease of approximately 60.5% in Nippon Columbia’s operating income are expected as compared to the preceding fiscal year.  The reason for such decreases is mainly that Nippon Columbia’s sales of major animation-related video titles and new game software titles for the fiscal year ending March 2017 are likely to far surpass its forecast.  In addition, in the fiscal year ending March 2019, Faith expects to achieve a significant year-on-year increase of approximately 44.3% in operating income primarily due to the anticipated expansion of the user base of its platform and other services for artists in the content business.  Furthermore, in the fiscal year ending March 2022,  Nippon Columbia expects to achieve a considerable increase of approximately 34.7% in operating income compared with the preceding fiscal year due mainly to the expansion of its artist management-related business and other businesses.

The following shows the range of share value per share of the Faith Stock derived from each of the valuation methods adopted:

Method adopted	Calculation results of share exchange ratio
Market price analysis	0.504 - 0.530
Comparable company analysis	0.456 - 0.804
DCF Analysis	0.347 - 0.614

In calculating the share exchange ratio, PLUTUS used the materials and information received from Faith and Nippon Columbia as well as publicly available information and proceeded on the assumption that all of the relevant information is accurate and complete. PLUTUS has also assumed that all facts that may have a material effect on the calculation of the share exchange ratio have been disclosed to PLUTUS., PLUTUS has not independently verified the accuracy and completeness of the materials and information provided to it.  PLUTUS has not independently performed any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of either of the companies or their respective subsidiaries and affiliates, including the analysis or valuation of each of such assets or liabilities, nor has it requested any third-party institution to make such an appraisal or assessment.  PLUTUS assumed that the financial forecasts to which it referred had been reasonably prepared based on the best projection and judgment then available to the management of both companies.  The results of valuation by PLUTUS reflect the information available and economic conditions up to the date of submission of the valuation report.

(3)	Prospects and reasons for delisting

Upon the Share Exchange, Nippon Columbia will become a wholly-owned subsidiary of Faith as of its effective date (August 1, 2017 (scheduled)), and the Nippon Columbia Stock will be delisted as of July 27, 2017 (with the final trading date being July 26, 2017).  After the delisting, it will be impossible to trade Nippon Columbia Stock on the First Section of the TSE.

After the delisting of the Nippon Columbia Stock, the Faith Stock that will be allotted to the shareholders of Nippon Columbia under the Share Exchange will remain listed on the First Section of the TSE and tradable on financial instruments exchange markets on and after the effective date of the Share Exchange.  Accordingly, share liquidity will continue to be provided to the shareholders of Nippon Columbia who hold 170 shares or more of the Nippon Columbia Stock and will receive an allotment of at least 100 shares (one unit) of the Faith Stock under the Share Exchange.

Each shareholder of Nippon Columbia who holds less than 170 shares of the Nippon Columbia Stock at the Record Time will receive an allotment of less than 100 shares (one unit) of the Faith Stock.  Although such shares not constituting one unit cannot be sold on a financial instruments exchange market, each shareholder holding less-than-one-unit shares may request Faith to purchase such holder’s less-than-one-unit shares.  In addition, each such holder may purchase from Faith such number of shares which, together with the number of less-than-one-unit shares held by that holder, will constitute one unit.  For details of such treatment, please see 2(3) (Note 3) “Treatment of shares constituting less than one unit” above.  For details of the treatment of any fractions less than one share that may result from the Share Exchange, please see 2(3) (Note 4) “Treatment of fractions less than one share” above.

The shareholders of Nippon Columbia may trade their shares of the Nippon Columbia Stock on the First Section of the TSE until July 26, 2017 (scheduled), the final trading date.

(4)	Measures to ensure fairness

Faith already holds 6,875,916 shares of the Nippon Columbia Stock (50.88% (rounded to the nearest hundredth; the shareholding ratios are calculated in the same way hereinafter,) of the total number of issued shares as of December 31, 2016 (13,512,870 shares)), and Nippon Columbia is a consolidated subsidiary of Faith.  Hence, Faith and Nippon Columbia have determined that it is necessary to ensure fairness during the Share Exchange and have implemented the following measures for this purpose:

(i)	Valuation reports from independent third-party valuation institutions

Faith and Nippon Columbia appointed Nomura Securities and PLUTUS as their respective third-party valuation institutions and each received a valuation report on the share exchange ratio.  For an overview of the valuation report, please see (2) “Matters concerning calculation” above.  Neither Faith nor Nippon Columbia has obtained a written opinion to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint (a fairness opinion) from each third-party valuation institution.

(ii)	Advice from independent law firms

Faith has appointed Anderson Mori & Tomotsune as its legal adviser and has received their legal advice concerning the procedures for the Share Exchange, the decision-making method and process of the meetings of the board of directors, along with advice regarding other issues.  Anderson Mori & Tomotsune is independent of Faith and Nippon Columbia and has no material interest in either Faith or Nippon Columbia.

Nippon Columbia has appointed Iwata Godo as its legal adviser and has received their legal advice concerning the procedures for the Share Exchange, the decision-making method and process of the meetings of the board of directors, along with advice regarding other issues.  Iwata Godo is independent of Faith and Nippon Columbia and has no material interest in either Faith or Nippon Columbia.

(5)	Measures to avoid conflicts of interest

Given that Faith is the controlling shareholder that already holds 6,875,916 shares of Nippon Columbia Stock (50.88% of the total number of issued shares as of December 31, 2016 (13,512,870 shares)), Nippon Columbia has implemented the following measures to avoid conflicts of interest:

(i)	Obtainment by Nippon Columbia of a report from an independent third-party committee

Nippon Columbia established a third-party committee (the “Third-party Committee”) consisting of three independent outside experts having no conflicting interest in Faith, the controlling shareholder, or Nippon Columbia on February 21, 2017, with the objective of preventing the Share Exchange from being consummated on terms that are disadvantageous to minority shareholders of Nippon Columbia. The Third-party Committee comprises Mr. Kei Asatsuma (partner lawyer, Nagashima Ohno & Tsunematsu), Mr. Nobuyuki Isagawa (professor, Graduate School of Management, Kyoto University) and Mr. Takeo Nakahara (representative lawyer, HOKUTO Law Office).  In considering the Share Exchange, Nippon Columbia referred the following matters to the Third-party Committee for its opinion: (i) whether the purpose of the Share Exchange is legitimate and reasonable and the consummation of the Share Exchange will contribute to improvement of Nippon Columbia’s corporate value, (ii) whether the terms of the Share Exchange (including the Share Exchange Ratio) are fair and based on appropriate assessment of Faith’s and Nippon Columbia’s respective corporate values, (iii) whether the procedures for the Share Exchange have been carried out according to an objectively fair process with due consideration to the interest of Nippon Columbia’s minority shareholders, and (iv) whether Nippon Columbia’s consent to the Share Exchange is not disadvantageous to Nippon Columbia’s minority shareholders, with particular consideration given to items (i) - (iii) above.

The Third-party Committee carefully reviewed the above-mentioned matters referred to it through holding a total of six meetings between February 21, 2017 and March 27, 2017 as well as by gathering information and consulting with each other as needed.

In reviewing these matters, the Third-party Committee received from Nippon Columbia an explanation of the significance and purpose of the Share Exchange, background to the Share Exchange, the terms of the Share Exchange, Nippon Columbia’s perspective of the Share Exchange, the review and decision-making process in Nippon Columbia, the policy and progress of negotiations with Faith, the status of Nippon Columbia’s minority shareholders and Nippon Columbia’s business plans. They also received from PLUTUS an explanation regarding its view of the Share Exchange Ratio.  In addition, the Third-party Committee conducted an interview with Faith and received an explanation mainly of the significance and purpose of the Share Exchange, the background to the Share Exchange and Faith’s business plans.  Furthermore, the Third-party Committee received from Iwata Godo, the legal adviser of Nippon Columbia, an explanation on the measures to ensure fairness in the procedures for the Share Exchange, the decision-making method and process of the meetings of the board of directors of Nippon Columbia in relation to the Share Exchange, as well as the measures to avoid conflicts of interest.

As of March 27, 2017, the Third-party Committee submitted to the board of directors of Nippon Columbia a report stating that Nippon Columbia’s consent to the Share Exchange would not be disadvantages to its minority shareholders based on explanations, valuation results and other materials that the Third-party Committee had examined.

For the overview of the Third-party Committee’s report, please see 8(3) “Outline of opinion obtained from a party having no interest in the controlling shareholder stating that the relevant transactions are not disadvantageous to the minority shareholders” below.

(ii)	Approval by all directors and no objection by all audit & supervisory board member other than those with conflicts of interest

To avoid conflicts of interest the directors of Nippon Columbia, Chairman Mr. Hajime Hirasawa, also serving as CEO & President, Representative Director of Faith; President and Representative Director Mr. Shinichi Yoshida, also serving as Faith’s Consultant for the Faith Group, and Director Mr. Jiro Saeki, also serving as a director of Faith, did not participate in the deliberations and resolutions concerning the Share Exchange at Nippon Columbia’s board of directors meeting, and they refrained from participating in discussions and negotiations with Faith regarding the Share Exchange in their capacity as board members of Nippon Columbia.  Furthermore, an audit & supervisory board member of Nippon Columbia, Ms. Takako Sugaya, who concurrently serves as an audit & supervisory board member of Faith, did not participate in the deliberations concerning the Share Exchange at the relevant Nippon Columbia board of directors meeting, and refrained from expressing her opinion on the resolution of the board of directors regarding the Share Exchange.

At the Nippon Columbia board of directors meeting two out of the five directors of Nippon Columbia, excluding Messrs. Hajime Hirasawa, Shinichi Yoshida and Jiro Saeki mentioned above, unanimously approved and adopted the resolution regarding the Share Exchange, and three out of the four audit & supervisory board members of Nippon Columbia, excluding Ms. Takako Sugaya mentioned above, unanimously expressed their opinion that they had no objection to the consummation of the Share Exchange.

4.	Outline of the Parties to the Share Exchange

		Wholly-owning parent company in the share exchange		Wholly-owned subsidiary in the share exchange
(1)	Trade Name	Faith, Inc.		Nippon Columbia Co., Ltd.
(2)	Address of head office	Imon-Meiji-Yasudaseimei Bldg., 566-1 Toraya-cho, Karasumadori-Oike-Sagaru, Nakagyo-ku, Kyoto		1-40, Toranomon 4-chome, Minato-ku, Tokyo
(3)	Name and title of representative	Hajime Hirasawa		Shinichi Yoshida
		CEO & President, Representative Director		President and Representative Director
(4)	Description of business	Development and support of contents distribution business		Production, advertising and sales of music software, game software and other items
		Development and licensing of content formatting techniques, sound source technology and audio signal processing technology		Management of music artists
		Development of contents distribution platforms
(5)	Amount of share capital	JPY 3,218 million		JPY 1,000 million
(6)	Date of incorporation	October 9, 1992		October 1, 1910
(7)	Number of issued shares	11,960,000 shares		13,512,870 shares
(8)	Fiscal year end	March 31		March 31
(9)	Number of employees	376 (consolidated)		224 (consolidated)
(10)	Principal clients	Amazon.com Int’l Sales, Inc.		Amazon.com Int’l Sales, Inc.
(11)	Principal banks	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Trust Bank, Limited
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.		Sumitomo Mitsui Banking Corporation
		Sumitomo Mitsui Trust Bank, Limited		Mizuho Bank, Ltd.
		Mitsubishi UFJ Trust and Banking Corporation
(12)	Major shareholders and shareholding ratio	Hajime Hirasawa	39.79%	Faith, Inc.	50.88%
	(as of September 30, 2016)	BNYM TREATY DTT 10	4.97%	DAIICHIKOSHO CO.,LTD.	4.61%
		(standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)		RMB JAPAN OPPORTUNITIES FUND, LP.	4.17%
		MSCO CUSTOMER SECURITIES	4.26%	Japan Trustee Services Bank, Ltd. (Trust Account)	3.53%
		(standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)
		GOLDMAN SACHS INTERNATIONAL	1.77%	Sumitomo Mitsui Trust Bank, Limited	0.93%
		(standing proxy: Goldman Sachs Japan Co., Ltd.)		Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.84%
		Yoshimoto Kogyo Co., Ltd.	1.72%	Japan Trustee Services Bank, Ltd. (Trust Account 6)	0.82%
		DEUTSCHE BANK AG LONDON- PB NON-TREATY CLIENTS 613 (standing proxy: Deutsche Securities Inc.)	1.41%	Japan Trustee Services Bank, Ltd. (Trust Account 2)	0.71%
				The Master Trust Bank of Japan, Ltd. (Trust Account)	0.70%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.21%	Fukoku Mutual Life Insurance Company	0.57%
		Mitsubishi UFJ Trust and Banking Corporation (standing proxy: The Master Trust Bank of Japan, Ltd.)	1.12%
		Japan Trustee Services Bank, Ltd. (Trust Account)	0.96%
		CBNY-NATIONAL FINANCIAL SERVICES LLC (standing proxy: Citibank Japan Ltd.)	0.95%

(13)	Relationships between the parties
Capital relationship
As of the date hereof, Faith holds 6,875,916 shares of the Nippon Columbia Stock (50.88% of the total number of issued shares as of December 31, 2016 (13,512,870 shares)) and Nippon Columbia is a consolidated subsidiary of Faith.

Personal relationship
Two directors of Faith (Hajime Hirasawa and Jiro Saeki) and Faith’s Consultant for the Faith Group (Shinichi Yoshida) serve as directors of Nippon Columbia, and one audit & supervisory board member of Faith (Takako Sugaya) serves as a director of Nippon Columbia.  One employee of Faith Wonderworks, Inc., a wholly-owned subsidiary of Faith, has been seconded to Columbia Marketing Co., Ltd., a wholly-owned subsidiary of Nippon Columbia, and one employee of Nippon Columbia has been seconded to ENTERMEDIA INC., a wholly-owned subsidiary of Faith.
Faith is to submit to the annual shareholders meeting of Faith to be held on June 29, 2017 a proposal to appoint Shinichi Yoshida, a consultant for the Faith Group and President and Representative Director of Nippon Columbia, as a director of Faith.  For details, please see 2(6) “Change in Directors of Faith” above.

Transaction relationship
Besides jointly producing master copies with Nippon Columbia, Faith has provided Nippon Columbia with a registration system through which Nippon Columbia can directly acquire Faith’s user information, service order-receiving and logistics system for its online and mail-order sales business.

Status as a related party	Nippon Columbia is a consolidated subsidiary of Faith, and therefore is a related party of Faith.
(14)	Business results and financial position for the recent three years
Fiscal year ended	Faith (consolidated)			Nippon Columbia (consolidated)
	March 2014	March 2015	March 2016	March 2014	March 2015	March 2016
Net assets	22,340	17,723	16,829	2,940	1,418	2,365
Total assets	29,887	25,835	24,712	8,758	7,760	7,988
Net assets per share (JPY)	1,825.44	1,540.23	1,576.18	213.35	100.77	172.18
Net sales	6,340	19,597	20,163	13,975	12,629	13,343
Operating income	508	(891)	1,534	283	(895)	1,200
Ordinary income	586	(862)	1,529	363	(862)	1,213
Net income attributable to shareholders of parent company	403	(3,340)	646	283	(1,646)	973
Net income per share (JPY)	35.44	(295.46)	63.86	20.98	(122.07)	72.17
Dividend per share (JPY)	55	10	10	4	-	-

(Note 1)	As of December 31, 2016, unless otherwise specified.
(Note 2)	In millions of yen, unless otherwise specified.
(Note 3)
Faith implemented a 10-for-1 stock split of its common stock as of October 1, 2013.  However, its net income per share for the fiscal year ended March 2014 has been calculated as if the relevant stock split had been effected at the beginning of the fiscal year ended March 2014.

(Note 4)
Faith implemented a 10-for-1 stock split as of October 1, 2013.  The amount of dividend per share for the fiscal year ended March 2014 of JPY 55 is a simple total of the pre-split interim dividend of JPY 50 and the post-split year-end dividend of JPY 5 (JPY 50 before the stock-split).

(Note 5)
In calculating Nippon Columbia’s net income per share for the fiscal year ended March 2014, the net income has been divided by the sum of the average number of shares of the common stock during the period and the average number of shares of the class A preferred stock during the period.

(Note 6)
Nippon Columbia implemented a 1-for-20 reverse stock split of both of its common stock and class A preferred stock as of October 1, 2013.  However, the amount of the net income per share for the fiscal year ended March 2014 has been calculated as if the relevant reverse stock split had been effected at the beginning of the fiscal year ended March 2014.

(Note 7)
Upon the expiration of the exercise period of the put options on its class A preferred stock on October 2, 2013, Nippon Columbia acquired and cancelled all of the 3,846,200 outstanding shares of its class A preferred stock, and delivered 4,237,338 shares of its common stock in consideration of such acquisition as of the following day.

5.	Status after the Share Exchange
Wholly-owning parent company in share exchange
(1)	Trade Name	Faith, Inc.
(2)	Address of head office	Imon-Meiji-Yasudaseimei Bldg., 566-1 Toraya-cho, Karasumadori-Oike-Sagaru, Nakagyo-ku, Kyoto
(3)	Name and title of representative	Hajime Hirasawa CEO & President, Representative Director
(4)	Description of businesses
Development and support of contents distribution business

Development and licensing of content formatting techniques, sound source technology and audio signal processing technology

Development of contents distribution platforms

(5)	Amount of share capital	JPY 3,218 million
(6)	Fiscal year end	March 31
(7)	Net assets	Not determined at present
(8)	Total assets	Not determined at present

6.	Outline of Accounting Treatment

The Share Exchange is expected to constitute a transaction under common control according to the accounting standards for business combination.

7.	Future Outlook

Nippon Columbia, a consolidated subsidiary of Faith, will become a wholly-owned subsidiary of Faith through the Share Exchange.  At present, the impact of the Share Exchange on the consolidated business results of Faith is undetermined.  The impact will be announced as soon as it has been determined.

8.	Matters concerning Transactions with Controlling Shareholder

(1)	Whether the transaction falls under the transactions with controlling shareholders and whether it conforms with the policy measures to protect minority shareholders

Given that Faith is a controlling shareholder that already holds 6,875,916 shares of the Nippon Columbia Stock (50.88% of the total number of issued shares as of December 31, 2016 (13,512,870 shares)), the Share Exchange constitutes a transaction by Nippon Columbia with its controlling shareholder.  The status of compliance of the Share Exchange with “I-4. Policy regarding measures to protect minority shareholders when conducting transactions with controlling shareholders” included in the report concerning corporate governance disclosed by Nippon Columbia on July 7, 2016 (the “Corporate Governance Report”) is as follows:

Nippon Columbia has taken measures to ensure fairness of such transaction and avoid conflicts of interest, as described in 3(4) “Measures to ensure fairness” and 3(5) “Measures to avoid conflicts of interest” above, and believes that such measures are consistent with the descriptions in the Corporate Governance Report.

Set out below is a description of the protection of minority shareholders when conducting transactions with controlling shareholders in “I-4. Policy regarding measures to protect minority shareholders when conducting transactions with controlling shareholders” included in the Corporate Governance Report.

 “The Company’s business operations are not dependent on transactions with the parent company or other affiliates.  For the purpose of not harming the interest of minority shareholders, the Company has set the terms of transactions with the parent company and other affiliates in consideration of market prices and other factors in such a manner that they will not be more advantageous than those of the Company’s transactions with other business partners.”

(2)	Matters regarding measures to ensure fairness and measures to avoid conflicts of interest

As described in (1) “Whether the transaction falls under the transactions with controlling shareholders and whether it conforms with the policy measures to protect minority shareholders” above, the Share Exchange constitutes a transaction by Nippon Columbia with its controlling shareholder.  Therefore, Nippon Columbia has determined that it needs to take measures to ensure fairness and to avoid conflicts of interest.  Nippon Columbia has made its decision after careful discussion and consideration of the terms of the Share Exchange at its board meetings, and has adopted measures to ensure fairness and avoid conflicts of interest as described in 3(4) “Measures to ensure fairness” and 3(5) “Measures to avoid conflicts of interest” above.

(3)	Outline of the opinion, obtained from a party having no interest in the controlling shareholder, stating that the relevant transactions are not disadvantageous to the minority shareholders

As described in 3(5) “Measures to avoid conflicts of interest” above, Nippon Columbia established the Third-party Committee with the objective of preventing the Share Exchange from being consummated on terms that are disadvantageous to the minority shareholders of Nippon Columbia.  In considering the Share Exchange, Nippon Columbia referred the following matters to the Third-party Committee for its opinion: (i) whether the purpose of the Share Exchange is legitimate and reasonable and whether the consummation of the Share Exchange will contribute to the improvement of Nippon Columbia’s corporate value, (ii) whether the terms of the Share Exchange (including the Share Exchange Ratio) are fair and based on appropriate assessment of Faith’s and Nippon Columbia’s respective corporate values, (iii) whether the procedures for the Share Exchange have been carried out according to an objectively fair process with due consideration to the interest of Nippon Columbia’s minority shareholders, and (iv) whether Nippon Columbia’s consent to the Share Exchange is not disadvantageous to Nippon Columbia’s minority shareholders, with particular consideration given to items (i) -(iii) above.

Nippon Columbia consequently received from the Third-party Committee a report dated March 27, 2017, which is summarized as follows.  Regarding (i) above, the purpose of the Share Exchange is considered to be legitimate and reasonable, and the consummation of the Share Exchange is considered to contribute to improvement of Nippon Columbia’s corporate value on grounds including that the Share Exchange would contribute to Nippon Columbia’s swift shift to a new business structure not dependent on the present music CD sales business with the aim of accommodating changes in the business environment.  Regarding (ii) above, the terms of the Share Exchange (including the Share Exchange Ratio) are considered to be fair and based on appropriate assessment of Faith’s and Nippon Columbia’s respective corporate values on grounds including that (a) the Third-party Committee found nothing unfair in the procedures and methods of the due diligence review of Faith and the obtaining of a valuation report from an independent third-party valuation institution by each of the advisers to Nippon Columbia and nothing unreasonable in the results of such review and the findings of such report, (b) the level of the share exchange ratio in the Share Exchange, which includes an ordinary premium over the value of the Nippon Columbia Stock, can be said to be appropriate, and (c) the terms of transaction other than the Share Exchange Ratio are also general as compared to those of transactions of similar nature and size.  Regarding (iii) above, the procedures for the Share Exchange are found to have been carried out according to an objectively fair process with due consideration to the interest of Nippon Columbia’s minority shareholders on grounds including that (a) a system to eliminate arbitrariness in Nippon Columbia’s decision-making process regarding the Share Exchange has been adopted and there are other objective circumstances that help ensuring fairness of the negotiations of the terms of the Share Exchange (including the Share Exchange Ratio), and (b) it was found that the shareholders of Nippon Columbia would be provided of access to appropriate information in making a judgment on the Share Exchange.  Regarding (iv) above, comprehensive consideration of the findings considered in (i) through (iii) above has led to the conclusion that Nippon Columbia’s consent to the Share Exchange would not be disadvantages to its minority shareholders.

END

(For reference) Forecast of the consolidated results for the current term and the results of the previous term

Faith (the forecast of the consolidated results for the current term is as published on February 14, 2017)
   (in millions of yen)
	Net sales	Operating income	Ordinary income	Net income attributable to shareholders of the parent company
Forecast for the current term (Fiscal year ending March 2017)	20,700	1,600	1,470	760
Results of the previous term (Fiscal year ended March 2016)	20,163	1,534	1,529	646

Nippon Columbia (the forecast of the consolidated results for the current term is as published on February 14, 2017)
  (in millions of yen)
	Net sales	Operating income	Ordinary income	Net income attributable to shareholders of the parent company
Forecast for the current term (Fiscal year ending March 2017)	13,800	1,700	1,645	1,475
Results of the previous term (Fiscal year ended March 2016)	13,343	1,200	1,213	973